UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)*

Safety, Income and Growth, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Jay Sugarman

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,029,596

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,029,596

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,029,596

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.1%

14	Type of Reporting Person CO

This Amendment No. 5 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safety, Income and Growth, Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the shares reported in Item 5(c) was $4,398,590.81. iStar used its working capital to make such purchases.

Item 4.                                                         Purpose of Transaction.

iStar purchased additional Shares, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of September 12, 2017, iStar owns 6,029,596 Shares directly, or approximately 33.1% of the outstanding Shares. Annex A sets forth changes in the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by iStar’s executive officers and directors since the previous Statement filed by iStar.

(c)                                  Since filing Amendment No. 4 to the initial Statement, iStar purchased 224,332 shares of Common Stock of the Issuer pursuant to open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below and in Annex B.

Date	No. of Shares	Price per Share ($)	Cost ($)
August 28, 2017	22,931	19.54	448,493.67
August 29, 2017	24,332	19.53	475,595.71
August 30, 2017	19,707	19.66	387,741.13
August 31, 2017	19,600	19.71	386,721.72
September 1, 2017	16,738	19.74	330,736.19
September 5, 2017	25,955	19.58	508,715.40
September 6, 2017	19,369	19.72	382,361.49
September 7, 2017	27,636	19.51	539,717.26
September 8, 2017	25,419	19.50	496,033.99
September 11, 2017	22,645	19.52	442,474.24

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 28, 2017, iStar entered into a 10b5-1 plan under which iStar may buy, from time to time in the open market, up to $24.5 million in Shares when the market price per Share is below $20.00. Trusts established by Jay Sugarman, iStar’s and the Issuer’s Chairman and Chief Executive Officer, and Geoffrey Jervis, iStar’s and the Issuer’s Chief Operating Officer and Chief Financial Officer, may also purchase up to $500,000 of Shares, in the aggregate, under such 10b5-1 plan. All purchases under the 10b5-1 plan will be made in compliance with Rule 10b-18 under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2017

iSTAR INC.

/s/ Jay Sugarman
Jay Sugarman
Chief Executive Officer

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR INC.

I.                                        Set forth below are updates in the number of Shares, and the percentage of the outstanding Shares, beneficially owned by executive officers and directors of iStar Inc. since the last filing of the Statement. Each director of iStar is identified by an asterisk.

Name	No. of Shares	% of Outstanding Shares

*Jay Sugarman	60,256	0.3%
Geoffrey Jervis	38,661	0.2%

Annex B

Set forth below are the transactions in Shares that were effected by iStar’s directors and executive officers since the filing of Amendment No. 3 to the Statement

		No. of
Name	Date	Shares	Transaction	Price	Method
Jay Sugarman*	August 28, 2017	234	Acquisition	$4,576.67	Open-market purchase
	August 29, 2017	248	Acquisition	$4,847.43	Open-market purchase
	August 30, 2017	202	Acquisition	$3,974.41	Open-market purchase
	August 31, 2017	200	Acquisition	$3,946.14	Open-market purchase
	September 1, 2017	170	Acquisition	$3,359.13	Open-market purchase
	September 5, 2017	264	Acquisition	$5,174.37	Open-market purchase
	September 6, 2017	198	Acquisition	$3,908.70	Open-market purchase
	September 7, 2017	282	Acquisition	$5,507.32	Open-market purchase
	September 8, 2017	260	Acquisition	$5,073.72	Open-market purchase
	September 11, 2017	232	Acquisition	$4,533.18	Open-market purchase

Geoffrey Jervis	August 28, 2017	234	Acquisition	$4,576.67	Open-market purchase
	August 29, 2017	249	Acquisition	$4,866.98	Open-market purchase
	August 30, 2017	200	Acquisition	$3,935.06	Open-market purchase
	August 31, 2017	200	Acquisition	$3,946.14	Open-market purchase
	September 1, 2017	171	Acquisition	$3,378.89	Open-market purchase
	September 5, 2017	265	Acquisition	$5,213.57	Open-market purchase
	September 6, 2017	197	Acquisition	$3,888.96	Open-market purchase
	September 7, 2017	282	Acquisition	$5,507.32	Open-market purchase
	September 8, 2017	259	Acquisition	$5,054.20	Open-market purchase
	September 11, 2017	230	Acquisition	$4,494.11	Open-market purchase

*  These shares were purchased by trusts for the benefit of Mr. Sugarman’s family.